

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Ms. Marguerite Nader
Executive Vice President and Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re: Equity LifeStyle Properties, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-11718**

Dear Ms. Nader:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1.   We note that several of your California properties have been impacted by rent control regulations. In future Exchange Act periodic reports, please provide expanded disclosure regarding the regions that have these types of regulations, the potential impact of these regulations, and the number of properties in each region that could be affected. Alternatively, please explain to us why you believe such disclosure is not material.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 41

2.   We note your tabular presentation of income from property, home sales and rental operations differs from the net income from operations data disclosed in your segment footnote. Please explain the usefulness of both measures and how an investor should use the operations data in your MD&A in understanding your business given it is calculated on a different basis from the operating data used by the chief operating decision maker as noted on page F-49.

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

Consolidated Statements of Cash Flows, page F-8

3.   In your adjustments to reconcile net income to net cash provided by operating activities, there does not appear to be an adjustment for the transaction expenses incurred as part of your 2011 acquisition. As these amounts impact net income, please confirm these costs were included within operating activities or revise future filings to appropriately classify these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marguerite Nader
Equity LifeStyle Properties, Inc.
April 5, 2012
Page 3

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Michael McTiernan, Assistant Director at 202.551.3852 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant